UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

.
MALIBU BOATS, INC.
(Exact Name of Registrant as specified in its charter)
001-36290
(Commission File Number)

David Black (865) 657-6055
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Delaware	5075 Kimberly Way Loudon, Tennessee 37774	46-4024640
(State or other jurisdiction of incorporation or organization)	(Address of principal executive offices, including zip code)	(I.R.S. Employer Identification No.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies;

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐ Rule 13p-1 under the Securities Exchange Act (17 CFR240.13p-1) for the fiscal year ended ____________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

On May 14, 2026, Malibu Boats, Inc. (the “Company”) filed a Conflict Minerals Report for the reporting period from January 1, 2025 to December 31, 2025 (the "2025 Conflict Minerals Report"), which is referenced in Item 1.02 below, filed as an exhibit to this Form SD. The 2025 Conflict Minerals Report is also publicly available on our website at https://malibuboatsinc.com/investor-information/sec-filings. The Company's reasonable country of origin inquiry and due diligence efforts are described further in the 2025 Conflict Minerals Report and incorporated herein by reference.

Item 1.02 Exhibit

A copy of the Company's 2025 Conflict Minerals Report is filed as Exhibit 1.01 attached to this Form SD.

Section 3 - Exhibits

Item 3.01 Exhibits
The following exhibit is being filed as part of this report:

Exhibit No.	Description

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of the Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Malibu Boats, Inc.

Date: May 14, 2026	/s/ David S. Black
David S. Black
Chief Financial Officer